UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Norsat International Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

656512209

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 656512209	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,015,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,027,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,027,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 656512209	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,027,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,027,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 656512209	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Capital Investments I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 656512209	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Canada Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 656512209	Page 9 of 13 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 11, 2015, as amended on March 31, 2015, September 19, 2016, March 17, 2017, April 17, 2017, and May 18, 2017 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Norsat International Inc., a company incorporated under the laws of British Columbia (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. Unless otherwise indicated, all references to dollars or “$” refer to U.S. dollars.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 1,027,170 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons is approximately US $5,864,130 not including brokerage commissions, which was funded with partnership funds of Privet Fund and with assets under separately managed accounts with Privet Fund Management. Privet Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

This Amendment No. 6 to the Schedule 13D relates to the letter dated as of June 9, 2017 from Privet Fund Management to the Board of Directors of the Corporation (the “Proposal”) proposing to acquire 100% of the fully diluted Common Stock of the Corporation not already owned by the Reporting Persons (defined below) (the “Transaction”) at a price of US$11.50 per share in cash pursuant to a proposed form of arrangement agreement by and among IRIS Holdings, Inc., IRIS Canada Acquisition Corp., the Corporation, and, solely with respect to Section 5.3(2) thereof, Privet Fund Management (the “Arrangement Agreement”), filed as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons on May 18, 2017. The foregoing descriptions of the Proposal and the exhibits to the Proposal do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the Proposal, a copy of which is filed as Exhibit 99.1, and the exhibits to the Proposal, copies of which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 3.

The Debt Commitment Letters

Pursuant to an amending letter to the senior debt loan commitment letter and an amending letter to the subordinated debt loan commitment letter, in each case dated as of June 8, 2017 (together with the senior debt loan commitment letter and subordinated debt loan commitment letter filed as Exhibit 99.4 and Exhibit 99.5, respectively, to the Schedule 13D filed by the Reporting Persons on May 18, 2017, the “Debt Commitment Letters”), respectively provided by Bank of Montreal (the “Senior Lender”) and Bank of Montreal d.b.a. BMO Capital Partners (the “Subordinated Lender,” and together with the Senior Lender, the “Lenders”) to Purchaser in connection with the consummation of the Transaction, the Lenders have committed, subject to certain terms and conditions, to provide aggregate acquisition financing in the amount of $30,871,000 (the “Transaction Financing”). The Transaction Financing consists of the following: (i) a senior revolving credit facility of up to $4,000,000 outstanding at any time to be used for general corporate purposes, and (ii) a senior term loan facility of up to $18,968,000, with each of (i) and (ii) provided by the Senior Lender, and (iii) a secured subordinated term loan in the amount of $7,903,000 provided by the Subordinated Lender. The funding of the Transaction Financing is subject to the satisfaction or waiver of conditions precedent that generally replicate the conditions precedent set forth in the Arrangement Agreement as well as pro forma compliance with certain financial covenants by the Corporation. The foregoing description of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Debt Commitment Letters, which are filed as Exhibit 99.4 and Exhibit 99.5 to this Schedule 13D and Exhibit 99.4 and Exhibit 99.5 to the Schedule 13D filed by the Reporting Persons on May 18, 2017, and are incorporated by reference in their entirety into this Item 3.

SCHEDULE 13D

CUSIP No. 656512209	Page 10 of 13 Pages

The Equity Commitment Letter

Pursuant to an equity commitment letter (the “Equity Commitment Letter”) provided by Privet Fund and Privet Capital to IRIS Holdings, Privet Fund and Privet Capital have committed, subject to certain terms and conditions set forth in the Equity Commitment Letter, to purchase equity interests in IRIS Holdings for an aggregate amount not to exceed $21,555,000, which proceeds would be further invested in Parent in connection with the Transaction. Privet Fund may meet this funding obligation, in its discretion, directly or indirectly, through its affiliates and/or with other accredited investors selected by Privet Fund. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Commitment Letter, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Sponsor Guarantee

To induce the Corporation to enter into the Arrangement Agreement, Privet Fund has agreed to unconditionally guarantee to the Company (the “Sponsor Guarantee”) Parent’s obligations under Section 8.3(1) of the Arrangement Agreement to pay the Parent Termination Payment (as defined in the Arrangement Agreement). The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2017, Privet Fund Management sent the Proposal to the Board of Directors of the Corporation proposing to acquire 100% of the fully diluted Common Stock of the Corporation not already owned by the Reporting Persons at a price of $11.50 per share in cash pursuant to the proposed form of Arrangement Agreement. Privet Fund Management filed a press release on June 12, 2017 announcing the Proposal, a copy of which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

On June 10, 2017, in connection with the Proposal, Privet Fund Management sent a letter (the “Letter”) to the Board of Directors of the Corporation underscoring public scrutiny of the proposed acquisition of the Corporation by Hytera Communications Co., Ltd., as well as encouraging the Corporation to consider in its evaluation and comparison of Privet Fund Management’s acquisition proposal the higher price, lack of conditions, and benefits to the Corporation and its stakeholders, including shareholders, employees, customers, and governments.  A copy of the Letter is filed as Exhibit 99.7 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Parent and Purchaser are prepared to execute a definitive Arrangement Agreement, which includes terms and conditions substantially similar to those in the March 24, 2017 Arrangement Agreement with Hytera Communications Co., Ltd. and Hytera Project Corp., as amended by the Amending Agreement dated May 30, 2017 (the “Existing Arrangement Agreement”), should the Board of Directors of the Corporation determine that Privet’s Proposal constitutes a “Superior Proposal” as defined in the Existing Arrangement Agreement.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D, which describes the Equity Commitment Letter, Sponsor Guarantee, and Debt Commitment Letters, copies of which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5, respectively, to this Schedule 13D, is incorporated by reference in its entirety into this Item 4.

SCHEDULE 13D

CUSIP No. 656512209	Page 11 of 13 Pages

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1       Proposal Letter from Privet Management LLC to the Board of Directors of the Corporation dated June 9, 2017

Exhibit 99.2       Privet Fund LP Equity Commitment Letter dated June 9, 2017

Exhibit 99.3       Privet Fund LP Sponsor Guarantee to Norsat International Inc. dated June 9, 2017

Exhibit 99.4       Amending Letter to the Senior Debt Loan Commitment Letter from Bank of Montreal to IRIS Canada Acquisition Corp. dated June 8, 2017

Exhibit 99.5       Amending Letter to the Subordinated Debt Loan Commitment Letter from Bank of Montreal to IRIS Canada Acquisition Corp. dated June 8, 2017

Exhibit 99.6       Press Release dated June 12, 2017

Exhibit 99.7       Letter from Privet Management LLC to the Board of Directors of the Corporation dated June 10, 2017

SCHEDULE 13D

CUSIP No. 656512209	Page 12 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2017	PRIVET FUND LP

By: Privet Fund Management LLC,
its General Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

IRIS Holdings, LLC

By: Privet Fund Management LLC
its Manager

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

IRIS Holdings, Inc.

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: President

SCHEDULE 13D

CUSIP No. 656512209	Page 13 of 13 Pages

IRIS Canada Acquisition Corp.

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Director

PRIVET CAPITAL INVESTMENTS I, LP

By: Privet Fund Management LLC,
its General Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member